UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL OMB Number: 3235-0145 Expires: December 31, 2005 Estimated average burden hours per response. 15

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

Nice-Systems Ltd.

(Name of Issuer)

One Ordinary Share, par value
One New Israeli Shekel per share
(Title of Class of Securities)

65365610
(CUSIP Number)

Thales SA

45 rue de Villiers

92-200 Neuilly sur Seine

France

Attention : Olivier Mas, Senior Counsel

33 (0)1 57 77 81 02

June 2, 2005
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box    ☐

NOTE: Schedules filed in paper format should include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No 65365610	Page 2 of 12 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Thales SA I.R.S. Identification No.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b)☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION France
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 878,600 Ordinary Shares
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 878,600 Ordinary Shares
	10	SHARED DISPOSITIVE POWER - 0 -

SCHEDULE 13D (cont.)

CUSIP No. 65365610	Page 3 of 12 Pages

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 878,600 Ordinary Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.98% (based on Ordinary Shares outstanding as of September 5, 2004). See Item 5.
14	TYPE OF REPORTING PERSON CO

Page 4 of 12 Pages

This Amendment No. 5 to Schedule 13D amends and supplements the statement on Schedule 13D relating to the Ordinary Shares, par value one New Israeli Shekel per share (the “Shares”) of Nice-Systems Ltd., an Israeli corporation (“Nice”), filed on June 27, 2003 and amended on December 19, 2003, July 21, 2004, November 18, 2004 and November 29, 2004. Each Share is or will be evidenced by an American Depository Receipt (“ADR”) and is or will be exchangeable on a one-for-one basis.

Item 1. Security and Issuer

Unchanged.

Item 2. Identity and Background

Unchanged.

Item 3. Source and Amount of Funds or Other Consideration

Unchanged.

Item 4. Purpose of Transaction

Concurrently with the execution of the Sale and Purchase Agreement, Nice and Thales entered into a Registration Rights Agreement (the “Registration Rights Agreement”), dated as of July 30, 2002. Pursuant to the Registration Rights Agreement, Nice has filed a shelf registration statement under the Securities Act on Form F-3 for an offering by Thales of the shares of the Nice Share Consideration covering all of the Registrable Securities (as defined in the Registration Rights Agreement) held by Thales or its permitted transferees on October 17, 2003 and amended the Form F-3 on December 23, 2003, which became effective on January 9, 2004. Nice must use its reasonable commercial best efforts to keep the registration statement continuously effective until the later of (i) the third anniversary of the Completion Date (November 2, 2005) or (ii) the date on which all of the shares are eligible to be sold or distributed pursuant to Rule 144 under the Securities Act. See Section 2.1 of the Registration Rights Agreement.

On May 20, 2005 under Rule 144, Thales filed a Form 144 with the Securities and Exchange Commission to provide notice of the proposed sale of 557,584 Shares on the NASDAQ Stock Market.

Except as provided above, Thales has no present plans or proposals that relate to or would result in the occurrence of any of the events listed in paragraphs (a) through (j) of this Item.

Page 5 of 12 Pages

Item 5. Interest in Securities of the Issuer

(a)        Thales is the beneficial owner of 878,600 Nice Ordinary Shares. As of the filing date of this statement, the 878,600 Shares represented approximately 4.98%, based on 17,636,269 Shares outstanding as of September 5, 2004.

(b)	Unchanged.

(c)	The table below sets forth information concerning sales of Shares by Thales during the past sixty days. All sales were effected in open market transactions through the NASDAQ Stock Market.

Date of Sale	Shares Sold	Average Price per Share
May 20, 2005	19,050	$39.61
May 23, 2005	37,500	$38.46
May 24, 2005	8,800	$38.61
May 25, 2005	10,000	$38.11
May 26, 2005	12,500	$37.51
May 27, 2005	27,800	$37.32
May 31, 2005	24,000	$36.75
June 1, 2005	45,500	$36.98
June 2, 2005	30,000	$38.34

(d)	Not applicable.

(e)        Thales ceased to be the beneficial owner of more than five percent of the Nice Ordinary Shares on June 2, 2005 (based on the number of shares outstanding as of September 5, 2004).

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Unchanged.

Item 7. Material to Be Filed as Exhibits

Unchanged.

Page 6 of 12 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Thales SA
By:	/s/ Ross McInnes
Name: Ross McInnes
Title: Senior Vice President-Finance

Date:	June 3, 2005

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

Page 7 of 12 Pages

Appendix I

Information Regarding The Instruction C Persons

Thales SA Executive Officers

The following table sets forth the name, business address, title, principal occupation and citizenship of each of the executive officers of Thales SA (“Thales”), excluding executive officers who are also directors of Thales. The business address of each person named below is c/o Thales SA, 45 rue de Villiers, 92-200 Neuilly sur Seine, France. In each case, the principal occupation is represented by the person’s title. All Thales executive officers are citizens of France, except for Mr. Dorrian and Mr. Robinson, each of whom is a citizen of the United Kingdom.

Name	Title
Yves Barou	Senior Vice President- Human Resources
Andrew P. Hibbert	Vice President – General Counsel
Alex Dorrian	Executive Vice President – International Operations
Sylvie Dumaine	Vice President – Communications
Alexandre de Juniac	Senior Vice President – Air Systems Division
Jean-Paul Lepeytre	Senior Vice President – Services Division
Jean-Georges Malcor	Senior Vice President – Naval Division
Ross McInnes	Senior Vice President – Finance
Jean-Paul Perrier	Executive Vice President and Chief Marketing Officer
Jean-Loup Picard	Senior Vice-President – Strategy, Research & Technology
François Quentin	Senior Vice President – Aerospace Division
Bruno Rambaud	Senior Vice President – Land and Joint Systems Division
Bernard Retat	Vice Chairman - External Relations

Page 8 of 12 Pages

Name	Title
Timothy Robinson	Senior Vice President – Security Division
Reynald Seznec	Senior Vice President – Operations

Page 9 of 12 Pages

Directors

The following table sets forth the name, mailing address (business or residence), present principal occupation or employment and citizenship of each of the directors of Thales. All Thales directors are citizens of France, except for Mr. Freeman who is a citizen of the United Kingdom and Mr. Naumann who is a citizen of Germany.

Name	Principal Occupation	Address (if other than as indicated above)
Denis Ranque*	Chairman and Chief Executive Officer
Jean-Paul Barth	Senior Executive Vice-President of Alcatel and Chairman and Chief Executive Officer of Alcatel CIT	c/o Alcatel 54, rue La Boëtie 75008 Paris, France
François Bujon de l’Estang	Ambassadeur de France	9 rue de Bassano 75016 Paris, France
Serge Dassault	Chairman and Chief Executive Officer of Groupe Industriel Marcel Dassault (GIMB)	c/o GIMD 9 Rond Point des Champs Elysees Marcel Dassault 75008 Paris, France
Louis Gallois	Chairman of SNCF	c/o SNCF 34, rue du Commandant René Mouchotte 75014 Paris, France
Pierre LaFourcade	Strategy director of the Thales Air Defense Business Group and Vice President of the “Association du Personnel Actionnaire de Thales – APAT”	Thales Air Defence 7/9 Rue Des Mathurins 92221 Bagneux, France
Klaus Naumann	Chairman of the Supervisory Board of Odenwald Werke Ritters Bach	Markweg 5 A 83624 Otterfing, Germany
Roger Norman Freeman	Consultant to PricewaterhouseCoopers in the UK	8 Kensington Gate W8 5NA London, United Kingdom
Henri Proglio	Chairman and Chief Executive Officer of Veolia Environment	Veolia Environment 38 avenue Kléber 75116 Paris, France

Page 10 of 12 Pages

Name	Principal Occupation	Address (if other than as indicated above)
Marcel Roulet	Ex Chairman of Thomson SA, Thomson-CSF and France Telecom	21, rue du Bassin 92190 Meudon, France
Denis Samuel Lajeunesse	Chief Executive Officer of APE (French State Participation Agency – “Agence des Participations de l’Etat français”)	30 rue Guynemer 75006 Paris, France
Serge Tchuruk	Chairman and Chief Executive Officer of Alcatel	c/o Alcatel 54 rue La Boëtie 75008 Paris, France
Benoit Tellier	Vice President in charge of security matters on behalf of the Chairman and Chief Executive Officer of Alcatel	c/o Alcatel 54 rue La Boëtie 75008 Paris, France
Charles Wiener de Croisset	International Counsel of Goldman Sachs, Vice President for Europe	31 rue de Bellechasse 75007 Paris, France
Marie-Paule Delpierre	Manager in the Naval and Aeronautical Communication business group of Thales Communications SA	1 rue Robert Thomas 95390 Saint-Prix, France
Didier Gladieu	Contract Manager in Thales Naval S.A.	Thales Naval France 7/9 rue des Mathurins 92221 Bagneux, France
Annie Legendre	Wiring fitter at Thales Air Defense S.A.	2A des Boutries 5 rue Léonard de Vinci 78700 Conflans Sainte-Honorine, France

*	Mr. Ranque is both an executive officer and director of Thales.

None of the executive officers or directors of the Thales has been convicted of a crime or has been the subject of a civil proceeding described in Item 2(d) or 2(e), except that (1) Mr. Ranque was found guilty by the Paris Court of Appeals on December 22, 2000 for obstruction in a labor dispute with a union representative and the French “Cour de Cassation” affirmed the conviction on October 16, 2001 and (2) Mr. Dassault was found guilty by the Belgium Cour de Cassation on December 23, 1998 for bribery of public officials and is appealing the decision before the European Court of Human Rights.

Page 11 of 12 Pages

On December 24, 2002, John Hughes, a former executive officer of Thales and a director of Nice, was granted options to purchase 10,000 Shares. The exercise price of the options is the higher of $10 or the closing price of Nice’s ADRs on the NASDAQ National Market on December 24, 2002. Twenty-five percent of the options will vest and become exercisable one year after the grant, with an additional 6.25% becoming exercisable at the end of each quarter thereafter. The options are exercisable during Mr. Hughes’ term as a director of Nice, with certain exceptions in the case of his death or disability. In any event, the options expire on December 24, 2008.

On December 24, 2002, Timothy Robinson, an executive officer of Thales and a director of Nice, was granted options to purchase 10,000 Shares. The exercise price of the options is the higher of $10 or the closing price of Nice’s ADRs on the NASDAQ National Market on December 24, 2002. Twenty-five percent of the options will vest and become exercisable one year after the grant, with an additional 6.25% becoming exercisable at the end of each quarter thereafter. The options are exercisable during Mr. Robinson’s term as a director of Nice, with certain exceptions in the case of his death or disability. In any event, the options will expire on December 24, 2008.

The options provided to Mr. Hughes and Mr. Robinson were granted by Nice pursuant to its employee stock option plan and the grant of such options were approved by Nice shareholders at the Nice shareholders meeting held December 24, 2002.

Page 12 of 12 Pages

Control Person

Thomson S.A. is a holding company that is wholly-owned by the French State. Thomson as of December 31, 2002, beneficially owns 31.22% of the Thales’s outstanding shares; no other Thales shareholder owns a greater percentage than Thomson S.A. The business address of Thomson S.A. is 46 Quai Alphonse le Gallo, 92648 Boulogne, France. The French State through Thomson S.A., may be deemed indirectly to control Thales. In addition to its holdings through Thomson S.A., a representative of the French State attends the Thales board meetings as a non-voting representative by virtue of the “Golden Share” arrangement instituted by French Decree No. 97-180, March 4, 1997. The “Golden Share” arrangement provides the French State with the right to (1) have representation on Thales’ board of directors as set forth above, (2) approve the acquisition of more than 10 percent of Thales’ capital shares and (3) approve the sale (or pledge) of a majority of the capital shares of any of Thales’ principal subsidiaries that were owned as of March 4, 1997 and were listed in an Annex to Decree 97-180.